FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 22, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Investor Conference Materials entitled, “AU Optronics Corp. First Half 2004 Results”, dated July 22, 2004.
2.	First Half 2004 Condensed Financial Statements of AU Optronics Corp.
3.	Press release entitled, “AU Optronics Reports Unaudited First Half 2004 Results”, dated July 22, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 22, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp. First Half 2004 Results Investor Conference
July 22, 2004

AGENDA
Welcome and Introduction
1H 2004 Financial Results
Remarks
Q&A

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, financial information contained here within is presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' registration statement on Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.
3

1H 2004 Financial Results

1H 2004 Consolidated Income Statement – QoQ Comparison

	Amount : NT$ Million Except Per Share Data
		2Q'04(a)		1Q'04(a)		QoQ Change %

	Net Sales	48,530	100.0%	41,331	100.0%	17.4%
	Cost of Goods Sold	(31,378)	(64.7%)	(27,286)	(66.0%)	15.0%

	Gross Profit	17,152	35.3%	14,045	34.0%	22.1%
	Operating Expenses	(2,409)	(5.0%)	(2,311)	(5.6%)	4.2%

	Operating Income	14,743	30.4%	11,734	28.4%	25.6%
	Net Non-operating Income (Exp.)	(358)	(0.7%)	(95)	(0.2%)	276.8%

	Income before Tax	14,385	29.6%	11,639	28.2%	23.6%
	Income Tax Credit (Exp.)	0	0.0%	30	0.0%	(100.0%)

	Net Income	14,385	29.6%	11,669	28.2%	23.3%

	Basic EPS (NT$) (b)	3.08		2.51		22.7%
	Fully Diluted EPS (NT$)	-		-		-

	Operating Income + D&A	20,925	43.1%	17,084	41.3%	22.5%

	Unit Shipment (MN) (c)
	Large Size Panels	4.7		4.1		14.3%
	Small & Medium Size Panels	7.3		5.2		41.4%

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Total weighted average outstanding shares of 4,659 million and 4,644 million were used in Basic EPS calculation for 2Q'04 and 1Q'04
(c)	Large size refers to panels that are 10 inches and above in diagonal measurement while small & medium size refers to those below 10 inches, as defined by DisplaySearch
5

	1H 2004 Consolidated Balance Sheet Highlights – QoQ Comparison

	Amount : NT$ Million

		2Q'04(a)		1Q'04 (a)		QoQ Change %

	Cash & ST Investment	41,518	18.6%	22,129	12.3%	87.6%
	Inventory	17,779	7.9%	12,361	6.9%	43.8%
	Short Term Debt (b)	6,415	2.9%	8,654	4.8%	(25.9%)
	Long Term Debt	36,080	16.1%	30,740	17.1%	17.4%
	Equity	128,887	57.6%	104,105	57.8%	23.8%
	Total Assets	223,754	100.0%	180,015	100.0%	24.3%

	Inventory Turnover (days) (c)		44		37
	Debt to Equity (Fully Diluted)		33.0%		37.8%
	Net Debt to Equity (Fully Diluted)		3.3%		19.3%

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Short term debt refers all interest bearing debt maturing within one year
(c)	Annualized, calculated by dividing the average inventory into the cost of goods sold, then dividing 365 days by the inventory turnover

6

	1H 2004 Consolidated Cash Flow Highlights – QoQ Comparison

	Amount : NT$ Million			QoQ
		2Q'04 (a)	1Q'04 (a)	Change	1H'04

	From Operation	15,920	13,806	2,114	29,726
	Net Profit	14,385	11,669	2,716	26,054

	Depreciation & Amortization	6,182	5,350	832	11,532

	From Investment	(16,164)	(19,323)	3,159	(35,487)
	Capital Expenditure	(14,637)	(18,482)	3,845	(33,119)
	Long-term investment	(797)	(480)	(317)	(1,277)

	From Financing	19,121	6,895	12,226	26,016
	Repayment of Long Term Debt	(1,847)	(1,599)	(248)	(3,446)
	Long Term Debt	6,939	6,783	156	13,722
	ADR Issuance	16,020	-	16,020	16,020

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
7

Quarterly Consolidated Large Size Panel Shipment & Blended ASP
(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Large size refers to panels that are 10 inches and above in diagonal measurement, as defined by DisplaySearch
8

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Small & Medium size refers to panels that are under 10 inches in diagonal measurement, as defined by DisplaySearch
9

Consolidated Revenue by Application

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
10

	Installed Capacity by Fab

		Substrate	12/2003	6/2004	12/2004 (F)
	FAB	Size (mm)	Capacity	Capacity	Capacity

	L3A (G3.5)	610 x 720	45,000	45,000	45,000

	L3B (G3.5)	610 x 720	5,000 LTPS	5,000 LTPS	5,000 LTPS
			25,000 a-Si	25,000 a-Si	25,000 a-Si

	L5 (G3.5)	600 x 720	60,000	60,000	60,000

	L6 (G4.0)	680 x 880	60,000	60,000	60,000

	L8A (G5.0)	1100 x 1250	50,000	50,000	50,000

	L8B (G5.0)	1100 x 1300	n.a.	60,000	70,000

	C1 (G5.0) (a)	1100 x 1300	30,000	90,000	120,000

	(a) Color filter fab
11

Enrich Digital Lifestyle
http://www.auo.com
IR@auo.com

Item 2

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
As of June 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	As of June 30, 2004			As of June 30, 2003		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	946	31,938	15.1	14,926	11.6	17,012	114.0
Short-term Investments	93	3,140	1.5	2,634	2.1	506	19.2
Notes & Accounts Receivable	783	26,447	12.4	15,455	12.0	10,992	71.1
Other.Current Financial Assets	6	212	0.1	492	0.4	(280)	(56.9)
Inventories	4 45	15,007	7.1	6,354	4.9	8,653	136.2
Other Current Assets	120	4,059	1.9	1,168	0.9	2,891	247.5

Total Current Assets	2,393	80,803	38.1	41,029	31.9	39,774	96.9

Long-term Investments	234	7,910	3.8	1,604	1.2	6,306	393.1

Fixed Assets	4,943	166,888	78.8	109,805	85.2	57,083	52.0
Less Accumulated Depreciation	(1,446)	(48,838)	(23.1)	(31,625)	(24.5)	17,213)	54.4)

Net Fixed Assets	3,497	118,050	55.7	78,180	60.7	39,870	51.0

Other Assets	151	5,095	2.4	8,032	6.2	(2,937)	(36.6)

Total Assets	6,275	211,858	100.0	128,845	100.0	83,013	64.4

LIABILITIES

Accounts Payable	1,044	35,239	16.6	15,762	12.2	19,477	123.6
Current Installments of Long-term Liabilities	189	6,394	3.0	9,486	7.4	(3,092)	(32.6)
Other Current Liabilities	278	9,380	4.5	3,894	3.0	5,486	140.9

Total Current Liabilities	1,511	51,013	24.1	29,142	22.6	21,871	64.4

Long-term Borrowings	740	24,986	11.8	18,990	14.7	5,996	31.6
Bonds and Convertible Bonds Payable	178	6,000	2.8	1,767	1.4	4,233	239.6
Other Long-term Liabilities	28	972	0.5	134	0.1	838	625.4

Total Liabilities	2,457	82,971	39.2	50,033	38.8	32,938	65.8

SHAREHOLDERS' EQUITY

Common Stock	1,468	49,580	23.4	42,704	33.2	6,876	16.1
Capital Surplus	1,338	45,165	21.3	31,731	24.6	13,434	42.3
Retained Earnings	1,018	34,365	16.2	4,626	3.6	29,739	642.9
Cumulative Translation Adjustment	1	28	0.0	2	0.0	26	1300.0
	(7)	(251)	(0.1)	(251)	0.2	0	0.0

Total Stockholders’ Equity	3,818	128,887	60.8	78,812	61.2	50,075	63.5

Total Liabilities & Stockholders’ Equity	6,275	211,858	100.0	128,845	100.0	83,013	64.4

Note:	(1)	Unaudited, prepared by AU Optronics Corp.
	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.76 per US dollar as of June 30, 2004.

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2004 and 2003 and for the Three Months Ended June 30, 2004 and March 31, 2004
(Expressed in Million of New Taiwan Dollars (NTD) and US Dollars (USD)
Except for Per Share Data and Outstanding Shares)

	Year over Year Comparison					Sequential Comparison

	1H 2004					2Q 2004
	USD(1)	NTD	% of Sales	1H 2003 NTD	YoY Chg %	USD	NTD	% of Sales	1Q 2004 NTD	QoQ Chg %

Net Sales	2,603	86,880	100.0	39,191	121.7	1,448	48,344	100.0	38,536	25.5
Cost of Goods Sold	1,688	56,337	64.8	33,078	70.3	943	31,487	65.1	24,850	26.7
Gross Profit	915	30,543	35.2	6,113	399.6	505	16,857	34.9	13,686	23.2

Operating Expenses
Selling	24	816	0.9	371	119.9	9	289	0.6	527	(45.2)
Administrative	42	1,395	1.6	1,060	31.6	24	798	1.6	597	33.7
Research and Development	64	2,129	2.5	1,335	59.5	34	1,139	2.4	990	15.1

Total Operating Expenses	130	4,340	5.0	2,766	56.9	67	2,226	4.6	2,114	5.3

Total Operating Income	785	26,203	30.2	3,347	682.9	438	14,631	30.3	11,572	26.4

Net Non-Operating Income (Expenses)	(5)	(179)	(0.2)	(242)	(26.0)	(7)	(246)	(0.5)	67	(467.2)

Income before Income Tax	780	26,024	30.0	3,105	738.1	431	14,385	29.8	11,639	23.6

Income Tax (Expense) Benefit	1	30	0.0	0	-	(0)	(0)	0.0	30	(100.0)

Net Income	781	26,054	30.0	3,105	739.1	431	14,385	29.8	11,669	23.3

Basic Earnings Per Share	0.168	5.592		0.682		0.092	3.087		2.513

Basic Earnings Per ADS (2)	1.68	55.92		6.82		0.92	30.87		25.13

Weighted Average Number of Shares Outstanding (Million)		4,659		4,553			4,659		4,644

Note:	(1)	Unaudited, prepared by AU Optronics Corp.
	(2)	New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$33.3767 per US dollar for 2Q2004
	(3)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	2004		2003

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	781	26,054	3,105
Depreciation & Amortization	329	10,797	7,103
Provision for Inventory Devaluation	1	29	142
S.T & L.T Investment Gain	(3)	(104)	(196)
Changes in Working Capital & Others	(322)	(10,754)	(1,318)

Net Cash Provided by Operating Activities	786	26,204	8,836

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	(30)	(1,003)	666
Acquisition of Property, Plant and Equipment	(906)	(30,237)	(14,979)
Proceeds from Disposal of Property, Plant and Equipment	3	112	311
Increase in Long-term Equity Investments	(141)	(4,695)	(436)
Increase in Restricted Cash in Bank	0	0	23
Increase in Intangible Assets	(11)	(370)	(746)
Decrease in Other Assets	2	59	89

Net Cash Used in Investing Activities	(1,083)	(36,134)	(15,072)

Cash Flows from Financing Activities:
Increase (Decrease) in Long-term Borrowings	277	9,254	(4,399)
Issuance of Common Stock for Cash	478
Increase in Treasury Stock	0	0	(68)

Net Cash Provided by (Used in) Financing Activities	755	25,221	(4,467)

Effect of Exchange Rate Change on Cash	1	23	(30)

Net Increase (Decrease) in Cash and Cash Equivalents	459	15,314	(10,733)

Cash and Cash Equivalents at Beginning of Period	498	16,624	25,659
Cash and Cash Equivalents at End of Period	957	31,938	14,926

Note:	(1)	Unaudited, prepared by AU Optronics Corp.
	(2)	Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 33.3767 per US dollar

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
 As of June 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD))

	As of June 30, 2004			As of June 30, 2003		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	1,132	38,216	17.1	15.856	12.0	22,360	141	.
Short-term Investment	98	3,302	1.5	2,666	2.0	636	23.9
Notes & Accounts Receivables	783	26,431	11.8	13,661	10.4	12,770	93.5
Inventories	526	17,779	7.9	7,162	5.4	10,617	148.2
Other Current Assets	130	4,390	1.9	1,728	1.3	2,662	154	.

Total Current Assets	2,669	90,118	40.2	41,073	31.1	49,045	119	.

Long-term Investments	57	1,919	0.9	461	0.3	1,458	316.3

Fixed Assets	5,230	176,565	78.9	114,171	86.5	62,394	54.6
Less Accumulated Depreciation	(1,485)	(50,139)	(224)	(31,989)	(24 2)	(18,150)	56.7

Net Fixed Assets	3,745	126,426	62.5	82,182	62.3	44,244	53.8

Other Assets	157	5,291	2.4	8,240	6.3	(2,949)	(35.8)

Total Assets	6,628	223,754	100.0	131,956	100.0	91,798	69.6

LIABILITIES

Short-term borrowings	1	21	0.0	282	0.2	(261)	(92.6)
Accounts Payable	1,232	41,609	18.6	16,998	12.9	24,611	144.8
Current Installments of Long-term Liabilities	189	6,394	2.9	9,486	7.2	(3,092)	(32.6)
Other Current Liabilities	290	9,790	4.3	4,039	3.1	5,751	142.4

Total Current Liabilities	1,712	57,814	25.8	30,805	23.4	27,009	87.7

Long-term Borrowings	891	30,080	13.5	20,437	15.5	9,643	47.2
Bonds and Convertible Bonds Payable	178	6,000	2.7	1,767	1.3	4,233	239.6
Other Long-term Liabilities	29	973	0.4	135	0.1	838	620.7

Total Liabilities	2,810	94,867	42.4	53,144	40.3	41,723	78.5

SHAREHOLDERS' EQUITY

Common Stock	1,468	49,580	22.1	42,704	32.4	6,876	16.1
Capital Surplus	1,338	45,165	20.2	31,731	24.0	13,434	42.3
Retained Earnings	1,018	34,365	15.4	4,626	3.5	29,739	642.9
Cumulative Translation Adjustment	1	28	0.0	2	0.0	26	1,300.0
Treasury Stock	(7)	(251)	(0.1)	(251)	(0.2)	0	0.0

Total Stockholders’ Equity	3,818	128,887	57.6	78,812	59.7	50,075	63.5

Total Liabilities & Stockholders’ Equity	6,628	223,754	100.0	131,956	100.0	91,798	69.6

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NTD 33.76 per US dollar as of June 30, 2004

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2004 and 2003 and for the Three Months Ended June 30, 2004 and March 31, 2004
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

	Year over Year Comparison					Sequential comparison

	1H 2004 USD	1H2004 NTD	% of Sales	1H 2003 NTD	YoY Chg %	2Q 2004 USD	2Q 2004 NTD	% of Sales	1Q2004 NTD	QoQ Chg%

Net Sales	2,692	89,861	100.0	42,110	113.4	1,454	48,530	100.0	41,331	17.4
Cost of Goods Sold	1,758	58,664	65.3	35,619	64.7	940	31,378	64.7	27,286	15.0

Gross Profit	934	31,197	34.7	6,491	380.6	514	17,152	35.3	14,045	22.1

Operating Expenses
Selling	28	951	1.0	457	108.1	11	368	0.8	583	(36.9)
Administrative	49	1,639	1.8	1,168	40.3	27	902	1.9	737	22.4
Research and Development	64	2,129	2.4	1,336	59.4	34	1,138	2.3	991	14.8

Total Operating Expenses	141	4,719	5.2	2,961	59.4	72	2,408	5.0	2,311	4.2

Total Operating Income	793	26,478	29.5	3,530	650.1	442	14,744	30.3	11,734	25.7

Net Non-Operating Expenses	(13)	(454)	(0.5)	(425)	6.8	(11)	(359)	(0.7)	(95)	277.9

Income before Income Tax	780	26,024	29.0	3,105	738.1	431	14,385	29.6	11,639	23.6

Income Tax Benefit	1	30	0.0	0	0.0	0	0	0.0	30	-

Net Income	781	26,054	29.0	3,105	739.1	431	14,385	29.6	11,669	23.3

Basic Earnings Per Share	0.168	5.592		0.682		0.092	3.087		2.513

Basic Earnings Per ADS (3)	1.68	55.92		6.82		0.92	30.87		25.13

Weighted Average Number		4,659		4,553			4,659		4,644
of Shares Outstanding (Million)

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) New Taiwan dollars amounts translated into U.S. dollars at the weighted average rate of NT$33.3767 per US dollar for 2Q2004
(3) 1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2004 and 2003
(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))

	2004		2003

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	781	26,054	3,105
Depreciation & Amortization	346	11,532	7,332
Provision for Inventory Devaluation	1	19	53
S.T Loss recovery profit	0	0	(118)
Changes in Working Capital & Others	(237)	(7,879)	740

Net Cash Provided by Operating Activities	891	29,726	11,112

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	(30)	(1,015)	684
Acquisition of Property, Plant and Equipment	(992)	(33,119)	(16,283)
Proceeds from Disposal of Property, Plant and Equipment	3	114	0
Increase in Long-term Equity Investments	(38)	(1,277)	(514)
Increase in Restricted Cash in Bank	0	0	23
Increase in Intangible Assets	(11)	(370)	(805)
Decrease in Other Assets	5	180	45

Net Cash Used in Investing Activities	(1,063)	(35,487)	(16,850)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	(9)	(280)	(489)
Increase (Decrease) in Long-term Borrowings	308	10,276	(3,806)
Issuance of Common Stock for Cash	480	16,020	0
Increase in Treasury Stock	0	0	(68)

Net Cash Provided by (Used in) Financing Activities	779	26,016	(4,363)

Effect of Exchange Rate Change on Cash	(0)	(1)	0

Net Increase (Decrease) in Cash and Cash Equivalents	607	20,254	(10,101)

Cash and Cash Equivalents at Beginning of Period	538	17,962	25,957
Cash and Cash Equivalents at End of Period	1,145	38,216	15,856

Note:	(1) Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2) Amount in New Taiwan dollars translated into US dollars at the exchange rate of NT$ 33.3767 per US dollar

Item 3

News Release

AU Optronics Reports Unaudited First Half 2004 Results

Consolidated Revenues of NT$89,861 Million and Net Income of NT$26,054 Million Set Record Highs

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited consolidated results of operations for the six months ended June 30, 2004. All financial information was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on May 7, 2004. The unaudited financial information mentioned herein is not necessarily indicative of our future financial results.

Hsinchu, Taiwan, July 22, 2004 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held a meeting of the Board of Directors and Supervisors, at which the Board approved its unaudited financial results for the six months ended June 30, 2004.

     Unaudited consolidated net sales and net income for 1H 2004 totaled historical high of NT$89,861 million and NT$26,054 million, respectively, with Earnings per share of NT$5.59. Both consolidated net sales and net income for 2Q 2004 set the record high performance for a single quarter, net sales increased 17.4% to NT$48,530 million while net income rose 23.3% to NT$14,385 million over the previous quarter. Unconsolidated net sales for the first half and second quarter of 2004 totaled NT$86,880 million and NT$48,344 million, respectively.

     “Despite traditional slow PC season taking effect from June 2004, AUO delivered solid 2Q04 results, mainly attributed to the smooth ramp up and high yield rates achieved at AUO’s fifth generation production facilities (5G fabs), successful cost control, product mix enhancement and capacity allocation optimization. As a result, the gross profit for the second quarter 2004 increased 22.1% to NT$17,152 million, compared to NT$14,045 million in the previous quarter; gross margin improved to 35.3% in the second quarter from 34% in the first quarter of 2004. Our operating profit for the quarter totaled NT$14,743 million, with operating margin of 30.4%, as compared to 28.4% for the previous quarter, with earnings per share of NT$3.08 for the quarter” commented Mr. Max Cheng, Vice President and Chief Financial Officer.

     Dr. Hui Hsiung, Executive Vice President, noted that “AUO’s unit shipment of large size panels totaled 4.73 million, a 14.3% QoQ growth. For the first half 2004, large size panel shipment totaled 8.86 million.

News Release

     Unit shipment for small and medium size panels in second quarter 2004 recovered from seasonal weakness, posting significant growth of 41.4% to 7.3 million from the previous quarter. Total shipment for small and medium size panels reached 12.5 million in 1H 2004.

Safe Harbour Notice

Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form F-3 filed with the United States Securities and Exchange Commission on June 17, 2004.

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211      Fax: +886-3-5637608      Email: yawenhsiao@auo.com